Exhibit 4.23

English Translation

SUPPLEMENTARY AGREEMENT

THIS SUPPLEMENTARY AGREEMENT is entered into by and among the following parties on 16 September 2013 in Shenzhen:

(1)	Party A:	Shenzhen Lanyue Internet Technology Co., Ltd. (“Lanyue”)

Contact Person: Ken Jian Xiao

(2)	Party B:	Huiyou Digital (Shenzhen) Ltd. (“Huiyou”)

Contact Person: Ken Jian Xiao

(3)	Party C	Ken Jian Xiao, a citizen of People’s Republic of China (“China”), identity card no.: 44020319791020206133

(4)	Party D	Xiongfei Liu, a citizen of China, identity card no.: 440223199012100518

The Parties indicated in Item (3) through Item (4) above are collectively referred to as the “Parties”.

WHEREAS,

The Parties entered into a Voting Proxy Agreement in Shenzhen on 16 September 2013.

The Parties hereby enter into the following terms and conditions supplementary to the Voting Proxy Agreement based on the principles of mutual benefit, mutual development, equality and free will, and after friendly negotiation of the Parties.

I.	MANAGEMENT EXPENSES

In accordance with the Voting Proxy Agreement, Party C and Party D delegate Huiyou to administer and manage the business operations of Lanyue.

It is agreed that, in consideration of the business management service provided by Huiyou, Lanyue shall pay an annual management fee to Huiyou according to the following terms and conditions:

The total amount of the annual management fee shall be calculated according to the following formula: Annual management fee = Annual revenue of Lanyue – Actual Operating Cost of Lanyue – Other Costs Confirmed by Party B (including but not limited to the annual technical service fee) – Total Taxes Paid by Lanyue in the Year.

The total amount payable in the year shall be finally decided by Huiyou depending on the business status of Lanyue.

II.	MANAGEMENT SCOPE

In accordance with the Voting Proxy Agreement, Party C and Party D shall also authorize Huiyou to operate and manage all assets and liabilities of Lanyue existing upon execution of the Voting Proxy Agreement.

It is agreed that, in consideration of the operation and management service provided by Huiyou regarding such assets and liabilities, Huiyou shall also have the right to receive a management fee in respect of the net assets of Lanyue existing upon execution of the Voting Proxy Agreement. The total amount of the management fee payable by Lanyue shall be finally decided by Huiyou depending on the development of Lanyue.

III.	LIABILITIES FOR BREACH OF CONTRACT

1.	During the term of the Voting Proxy Agreement, if Party A or Party C or Party D fails to perform any obligation under the Voting Proxy Agreement, such party shall pay to Party B the liquidated damages of RMB 20 million. If Party B suffers damages and losses exceeding the liquidated damages due to such breach, such party shall indemnify Party B against such damages and losses.

2.	Party A, Party C and Party D shall be jointly and severally liable for the liabilities for breach of contract mentioned above.

IV.	MISCELLANEOUS

1.	This Supplementary Agreement is made and executed in quadruplicate, and shall become effective as of being duly signed and sealed on 1 September 2013. Each counterpart of this Supplementary Agreement shall have the same legal force.

2.	This Supplementary Agreement shall have the same legal effect as the Voting Proxy Agreement. In case of any conflict, this Supplementary Agreement shall prevail.

Shenzhen Lanyue Internet Technology Co., Ltd. [Company Seal Affixed]

Legal Representative or Authorized Representative: /s/ Ken Jian Xiao

Huiyou Digital (Shenzhen) Ltd. [Company Seal Affixed]

Legal Representative or Authorized Representative: /s/ Ken Jian Xiao

Ken Jian Xiao

Signature:	/s/ Ken Jian Xiao

Xiongfei Liu

Signature:	/s/ Xiongfei Liu